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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
                                                    (Month/Day/Year)
   PRIMEDIA Inc.                                    10/29/00               About.com, Inc. (BOUT)
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    (Last)          (First)          (Middle)    3. IRS or Social Se-   5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                    curity Number of       to Issuer (Check all applicable)       of Original
                                                    Reporting Person        Director        X  10% Owner         (Month/Day/Year)
                                                    (Voluntary)         ----               ----
    745 Fifth Avenue                                                         Officer (give      Other (specify  -------------------
-------------------------------------------------                            title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
    New York       New York            10151                                                                    X Reporting Person
                                                                                                               ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock (1)                                     403,361                       D                   N/A
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Common Stock                                          0 (2)                        I                   Through a voting
                                                                                                       agreement (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                        (Page 1 of 3)
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation                           Number of                (I)
                                    cisable  Date        Title               Shares                   (Instr. 5)
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Not applicable
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Explanation of Responses:
   (1) The common stock, par value $0.001 per share ("Common Stock"), was granted pursuant to the Ads for Equity Agreement, dated as of October 29, 2000, between PRIMEDIA Inc. and the Issuer (filed as Exhibit 4 to the Reporting Persons' Report on Schedule
   13D dated November 8, 2000). KKR Associates, L.P. and KKR 1996 GP LLC are required to file this statement because they, directly or indirectly, hold a majority of the outstanding common stock of PRIMEDIA Inc. Beneficial ownership of all shares of
   Common Stock is disclaimed by KKR Associates, L.P. and KKR 1996 GP LLC.

   (2) The Voting Agreement, dated as of October 29, 2000 (the "Voting Agreement"), among PRIMEDIA Inc., Abracadabra Acquisition
   Corporation ("Merger Sub") and certain stockholders of the Issuer (the "Stockholders") relates to all of the shares of Common
   Stock beneficially owned by the Stockholders, including any shares of Common Stock acquired after the date hereof (filed as
   Exhibit 3 to the Reporting Persons' Report on Schedule 13D dated November 8, 2000). The Reporting Persons have no "pecuniary"
   interest in the shares of Common Stock owned by the Stockholders.

   (3) The agreement to vote contained in the Voting Agreement relates only to the matters described in Section 2 of the Voting
   Agreement, which section is incorporated herein by reference. The restrictions on the disposition of shares contained in the
   Voting Agreement relates only to the matters described in Section 3 of the Voting Agreement, which section is incorporated herein by reference. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Agreement and
   Plan of Merger, dated as of October 29, 2000 (the "Merger Agreement"), among PRIMEDIA Inc., Merger Sub and the Issuer (filed as Exhibit 2.1 to PRIMEDIA Inc.'s Report on Form 8-K dated October 30, 2000) and (ii) the termination of the Merger Agreement pursuant to its terms.

Pursuant to Rule 16-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons state that this filing shall not be deemed an admission that they are the beneficial owners of any of the securities covered by this statement.


**Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


PRIMEDIA INC.                                           KKR 1996 GP LLC


By: /s/ Charles McCurdy          11/8/00                By: /s/ Perry Golkin          11/8/00
    --------------------------------------                  -------------------------------------
    Name:  Charles McCurdy        Date                      Member                     Date
    Title: President
                                                       ** Signature of Reporting Person

** Signature of Reporting Person


KKR Associates, L.P.

By: /s/ Perry Golkin             11/8/00
    --------------------------------------
    A General Partner             Date


** Signature of Reporting Person



                                               (Page 2 of 3)


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Designated Filer: PRIMEDIA Inc.
Date of Event Requiring Statement:   October 29, 2000
Issuer Name and Ticker or Trading Symbol:  About.com, Inc. (BOUT)
Additional Reporting Persons:


                  KKR Associates, L.P.                KKR 1996 GP LLC
                  9 West 57th Street                  9 West 57th Street
                  Suite 4200                          Suite 4200
                  New York, New York  10019           New York, New York  10019




PRIMEDIA Inc., together with KKR Associates, L.P. and KKR 1996 GP LLC, are collectively referred to in this statement as the "Reporting Persons."




                                 (Page 3 of 3)